FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“First quarter 2015: sales $4.0 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contact:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 17, 2015

First quarter 2015: sales $4.0 billion

•	Integrated sales up one percent at constant exchange rates

•	Reported sales impacted by currency; full year earnings guidance maintained

•	Robust performance in Europe: effective risk management in the CIS

•	Delayed start to North American season

Group sales of $4.0 billion including Lawn and Garden were unchanged at constant exchange rates compared with the first quarter of 2014. Reported sales were 14 percent lower, reflecting the strength of the dollar against the Euro and most other currencies, particularly in the CIS.

First quarter integrated sales by region

Integrated sales of $3.8 billion rose by one percent at constant exchange rates. Volumes were seven percent lower. Prices were eight percent higher, driven largely by increases in the CIS to offset the impact of currency depreciation; excluding the CIS and glyphosate, prices were up one percent.

Europe, Africa and the Middle East sales rose 15 percent at constant exchange rates with strong growth in crop protection offsetting weakness in seeds due to lower acreage for corn, sunflower and sugar beet in several territories. Sales excluding the CIS were two percent higher despite a difficult comparison with a strong first quarter in 2014. Central and North Europe and Iberia showed broad based growth in crop protection. In France, sales of selective herbicides were lower reflecting early orders in the fourth quarter of 2014, with other product lines broadly unchanged.  In the CIS currency losses were largely recovered through selling prices. In North America sales were 16 percent lower; excluding glyphosate, where a deliberate reduction is underway, sales were 13 percent lower. A prolonged winter delayed the start of the season in the USA and Seedcare was sharply down in Canada owing to high channel inventories. Seeds sales reflected an expected further reduction in corn acres, lower royalty income and changes in Syngenta’s distribution model to increase focus and profitability.

In Latin America sales at the end of the season were 11 percent lower following a strong fourth quarter in 2014. Credit management in Venezuela caused a delay in sales. Insecticides sales were down across the region as a result of low pest pressure. ELATUS™ fungicide continued to make a positive contribution as remaining orders were fulfilled. Corn seed sales in Brazil were lower due to reduced acreage. In Asia Pacific, sales in North East Asia were affected by phasing in Japan related to last year’s consumption tax increase. Sales in China were lower due to the phasing out of liquid formulations of paraquat. The impact of lower rice acreage in Thailand was partially offset by further expansion of GroMore™ protocols in South Asia.

Syngenta – April 17, 2015 / Page 1 of 4

First quarter product line sales

Selective herbicides volume was slightly lower, with good growth in the CIS offset by phasing in France and a decline in North America due to the late season. In Non-selective herbicides,   the main factors were the planned reduction in TOUCHDOWN® and the discontinuation of GRAMOXONE® in China. Fungicides saw volume increases in most European territories with growth across the portfolio. In Latin America, growth was driven by both ELATUS™ and AMISTAR® Technology. Despite volume growth in Europe and Asia Pacific, total Insecticides sales were down due to diminished pest pressure in Latin America. In Seedcare, a volume reduction in Canada due to high channel inventories in the cereals market more than offset good growth in Central and North Europe.

In Seeds, Corn volumes were affected by an acreage decline and price increases in the CIS. In the USA, the expected reduction in acreage and lower royalty income also impacted sales.  Soybean sales were slightly higher. Diverse field crops experienced volume declines in the CIS, with a reduced market for high value hybrids.  Sales in South East Europe were delayed by cold and wet conditions. In Vegetables, a solid performance in developed markets was offset by phasing in the emerging markets.

Lawn and Garden sales were down five percent with difficult market conditions persisting in the North American flowers business.

Mike Mack, Chief Executive Officer, said: “In an environment of currency and crop price volatility, we have demonstrated our ability to successfully manage risk, as evidenced by the substantial price increases achieved in the CIS. With the main North American season now underway, we are focused on maximizing the opportunity for our herbicide portfolio.  Across the company we are firmly on track to achieve targeted cost savings from the implementation of our Accelerating Operational Leverage program. We are maintaining our full year targets of sales broadly unchanged at constant exchange rates and EBITDA, after the impact of currencies, around the 2014 level. We expect to generate substantial free cash flow.”

A presentation illustrating the first quarter 2015 sales will be available on www.syngenta.com/q1-2015 by 07:30 (CET).

Syngenta is one of the world's leading companies with more than 29,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – April 17, 2015 / Page 2 of 4

Unaudited first quarter sales
	For the quarter ended March 31,
($m)	2015	2014	Actual %	CER1%
Group sales
Europe, Africa, Middle East	1,829	2,095	-13	+15
North America	1,019	1,232	-17	-16
Latin America	495	595	-17	-11
Asia Pacific	502	558	-10	-6
Total integrated sales	3,845	4,480	-14	+1
Lawn and Garden	172	202	-15	-5
Group sales	4,017	4,682	-14	-
Crop Protection by region
Europe, Africa, Middle East	1,318	1,427	-8	+18
North America	634	792	-20	-18
Latin America	443	529	-16	-11
Asia Pacific	446	496	-10	-6
Total	2,841	3,244	-12	+1

Seeds by region
Europe, Africa, Middle East	513	675	-24	+9
North America	392	451	-13	-13
Latin America	57	69	-17	-9
Asia Pacific	57	64	-10	-8
Total	1,019	1,259	-19	-

Sales by business
Crop Protection	2,841	3,244	-12	+1
Seeds	1,019	1,259	-19	-
Elimination of Crop Protection sales to Seeds	-15	-23	n/a	n/a
Total integrated sales	3,845	4,480	-14	+1
Lawn and Garden	172	202	-15	-5
Group sales	4,017	4,682	-14	-

1 Growth at constant exchange rates

Syngenta – April 17, 2015 / Page 3 of 4

Unaudited first quarter product line sales

	For the quarter ended March 31,
($m)	2015	2014	Actual %	CER1%
Selective herbicides	946	1,055	-10	+6
Non-selective herbicides	195	305	-36	-30
Fungicides	982	1,004	-2	+12
Insecticides	430	513	-16	-5
Seedcare	255	322	-21	-11
Other crop protection	33	45	-26	-22
Total Crop Protection	2,841	3,244	-12	+1
Corn and soybean	561	684	-18	-9
Diverse field crops	307	402	-24	+15
Vegetables	151	173	-13	-2
Total Seeds	1,019	1,259	-19	-
Elimination of Crop Protection sales to Seeds	-15	-23	n/a	n/a
Lawn and Garden	172	202	-15	-5
Group sales	4,017	4,682	-14	-

1 Growth at constant exchange rates

Syngenta – April 17, 2015 / Page 4 of 4

SYNGENTA AG

Date:	April 17, 2015	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration